SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F X                          Form 40-F
                            ---                                   ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                  No X
                       ---                                ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On October 24, 2003, we published our results for the six months ended June 30, 2002, prepared in accordance with French GAAP in the Bulletin des Annonces Legales Obligatoire (the BALO) as required by French law.

Included in this current report on Form 6-K is an English language translation of the half-year management report (rapport semestriel) and our unaudited interim financial statements for the six months ended June 30, 2003, prepared in accordance with French GAAP, as published in the BALO.

We omitted the certification of our auditors, included in the BALO publication, as well as certain information regarding our insurance coverage required by the rules of the Commission des operations de bourse that we do not consider material to investors.

                                MANAGEMENT REPORT
                    ON THE CONSOLIDATED FINANCIAL STATEMENTS
                              OF SANOFI-SYNTHELABO
                     for the six months ended June 30, 2003


Highlights of the first half of 2003 were:

-    growth in consolidated net sales ahead of pharmaceuticals market growth;

- confirmation of the success of Eloxatin(R)in the treatment of colorectal cancer, both in Europe and in the United States, where Eloxatin(R)was launched in September 2002;

- dynamic performances from other strategic products such as Plavix(R), Aprovel(R), and Ambien(R)/Stilnox(R),

- earnings growth amongst the best achieved by any of the pharmaceuticals majors;

- growth in earnings per share, before exceptional items and goodwill amortization, ahead of the 2003 full-year forecasts announced at the start of the year, despite tough economic conditions;

-    continuation of the share buy-back programs initiated in May 2002.


During the first half of 2003, Sanofi-Synthelabo recorded consolidated net sales of 3,903 million euros, an increase of 14.4% on a comparable basis and 6.1% on a reported basis.

Operating profit for the six months to June 30, 2003 came to 1,391 million euros, a rise of 12.8%. The operating margin rate was 35.6%, compared with 33.5% in the first half of 2002. This advance was achieved in spite of negative movements in the exchange rates of the main currencies against the euro. At 2002 exchange rates, operating profit would have shown an increase of 30.3% relative to the first half of 2002.

Consolidated net income for the six months to June 30, 2003 was 944 million euros, against 830 million euros for the six months to June 30, 2002, a rise of 13.7%.

Consolidated net income before exceptional items and goodwill amortization for the six months to June 30, 2003 totaled 947 million euros, up 14.4% on the first half of 2002. This represented 24.3% of consolidated net sales, against 22.5% for the six months to June 30, 2002. At 2002 exchange rates, the increase would have been 27.4%. Earnings per share before exceptional items and goodwill amortization came to 1.34 euros, compared with 1.13 euros in the first half of 2002, a rise of 18.6%.

SALES

DEVELOPED SALES

When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa on Stilnox (R)/Myslee(R) (zolpidem), and with Organon on Arixtra(R) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.
We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

The table below reconciles consolidated net sales to developed sales.


              in millions of euros           H1 2003                H1 2002
                                          ------------------------------------------------
                                                           Reported         Comparable
------------------------------------------------------------------------------------------
- Consolidated net sales                      3,903         3,680             3,412
------------------------------------------------------------------------------------------
- sales of products to alliance partners       (170)         (167)             (167)
------------------------------------------------------------------------------------------
- sales generated by alliance partners        1,180         1,213             1,027
------------------------------------------------------------------------------------------
  Developed sales                             4,913         4,726             4,272
------------------------------------------------------------------------------------------


Developed sales for the first half of 2003 were 4,913 million euros, an increase of 15.0% on a comparable basis.

In the United States, developed sales amounted to 1,718 million euros, representing 35% of worldwide developed sales.


Developed sales of Plavix(R)/Iscover(R)

in millions of euros     Q1 2003      Change on a      Q2 2003      Change on a     H1 2003        Change on a
                                    comparable basis                comparable                  comparable basis
                                                                       basis
-------------------------------------------------------------------------------------------------------------------

Europe                     233           +28.7%          243          +24.0%          476            +26.3%
United States              287           -14.1%          426          +50.5%          713            +15.6%
-------------------------------------------------------------------------------------------------------------------
Rest of the world           73           +62.2%           84          +61.5%          157            +61.9%
-------------------------------------------------------------------------------------------------------------------
        Total              593           +5.9%           753          +41.8%         1,346           +23.4%
-------------------------------------------------------------------------------------------------------------------

Developed sales of Plavix(R)/Iscover(R) reached 1,346 million euros in the first half of 2003, a rise of 23.4% on a comparable basis.

In the United States:

- Invoiced sales of Plavix(R) in the first quarter of 2003 fell by 14% on a comparable basis, largely due to a sharp reduction in shipments to wholesalers in response to a change in the marketing policy adopted by Bristol-Myers Squibb.
- Second-quarter invoiced sales of Plavix(R) saw robust growth of 50.5% on a comparable basis. This growth corresponds to invoiced sales in line with demand, and also reflects a favorable comparative base, as Bristol-Myers Squibb only began its inventory workdown in the second quarter of 2002.
- Over the first half of 2003, demand for Plavix(R) continued to grow at a sustained pace, with prescriptions up 26.7% (Prescription IMS YTD June 2003 retail + mail order + long term care), coupled with a favorable price effect.
- Given the very strong growth in prescriptions and the current level of inventories held by American wholesalers, full-year invoiced sales should be close to demand.

Outside the United States, first-half sales rose by 33.5% on a comparable basis.


Developed sales of Aprovel(R)/Avapro(R)/Karvea(R)

in millions of euros     Q1 2003    Change on a     Q2 2003    Change on a     H1 2003      Change on a
                                    comparable                  comparable                comparable basis
                                       basis                      basis
-----------------------------------------------------------------------------------------------------------
Europe                     146        +27.0%          160         +25.0%         306           +25.9%
United States               98         +3.2%           90          -2.2%         188            +0.5%
Rest of the world           46        +43.8%           51         +37.8%          97           +40.6%
-----------------------------------------------------------------------------------------------------------
        Total              290        +19.8%          301         +17.1%         591           18.4%
-----------------------------------------------------------------------------------------------------------


Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) came to 591 million euros in the first half of 2003, an increase of 18.4% on a comparable basis.

- In the United States, second-quarter sales of Avapro(R) reached 90 million euros. Over the first half, prescriptions grew by 14.0% (Prescriptions IMS YTD June 2003 retail + mail order + long term care), coupled with a favorable price effect. Invoiced sales were in line with demand over the first half. The lack of comparable-basis growth was due to an unfavorable comparative base, the inventory workdown being implemented by Bristol-Myers Squibb from the second half of 2002.

- Outside the United States, first-half sales rose by 29.2% on a comparable basis.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Sanofi~Synthelabo and its subsidiaries (the "Group") have been prepared in accordance with Rule 99-02 of the Comite de la Reglementation Comptable ("CRC") issued April 29, 1999 and applicable with effect from January 1, 2000, and with Recommendation 99 R 01 of the CRC issued March 18, 1999 on interim financial statements.

The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2002, except for the adoption with effect from January 1, 2003 of CRC Rule 2002-10 on the depreciation and impairment of assets, which had no material impact on the first-half consolidated financial statements.



CONSOLIDATED STATEMENT OF INCOME

Consolidated net sales

Consolidated net sales reached 3,903 million euros in the first half of 2003, an increase of 14.4% on a comparable basis and 6.1% on a reported basis.

When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Currency fluctuations had an unfavorable impact of 7.8 percentage points over the half-year. Of this, half was due to the weakening of the US dollar (in the first half of 2003, the euro on average appreciated by more than 20% against the dollar relative to the first half of 2002), and the rest was due to the weakness of certain Latin American and Asian currencies. Changes in Group structure had an unfavorable impact of 0.5 of a percentage point during the year to June 30, 2003, due primarily to the change from full consolidation to 51% proportionate consolidation of Sanofi~Synthelabo Fujisawa (Taiwan) in May 2002.

Consolidated net sales by geographical region


                          H1 2003              H1 2002                  Change on a      Change on a
   Millions of euros                  Comparable        Reported     comparable basis   reported basis
------------------------------------------------------------------------------------------------------
Europe                      2,320          2,151           2,176             +7.9%             +6.6%
United States                 884            631             756            +40.1%            +16.9%
Rest of the world             699            630             749            +11.0%             -6.7%
------------------------------------------------------------------------------------------------------
         Total              3,903          3,412           3,680            +14.4%             +6.1%
------------------------------------------------------------------------------------------------------


- In Europe, first-half consolidated net sales reached 2,320 million euros, 7.9% higher on a comparable basis. Excluding sales of finished products to Bristol-Myers Squibb, comparable-basis growth was 8.2% in the first half, a higher growth rate than that of the market (7.3% IMS YTD retail to end
     May).

- In the United States, first-half consolidated net sales reached 884 million euros, an increase of 40.1% on a comparable basis and 16.9% on a reported basis, the difference being entirely due to fluctuations in the dollar/euro exchange rate. This performance was due to the success of Eloxatin(R), which generated sales of 213 million euros, and to the progress made by Ambien(R), which posted 516 million euros in sales, an increase of 24.0% on a comparable basis.

- In the rest of the world, sustained growth in Asia and a recovery in Latin American operations led to first-half sales of 699 million euros, up 11.0% on a comparable basis but down 6.7% on a reported basis. The fall in the reported-basis figure was due to the weakness of some Latin American and Asian currencies during the first half, and to the change to 51% proportionate consolidation of Sanofi-Synthelabo-Fujisawa (Taiwan).


Consolidated net sales by product (comparable-basis figures)


First-half consolidated net sales of the Group's top 10 products were 2,574 million euros, an increase of 30.4% (21.1% on a reported basis).

These top 10 products represented 65.9% of first-half consolidated net sales, compared with 57.9% in the first half of 2002.


                                                                   Change on a
 In millions of euros             Indication            H1 2003     comparable
                                                                      basis
--------------------------------------------------------------------------------
Stilnox(R)/Ambien(R)                Insomnia               627       +20.8%
Plavix(R)                       Atherothrombosis           612       +27.0%
Eloxatin(R)                    Colorectal cancer           384      +220.0%
Aprovel(R)                        Hypertension             334       +29.5%
Fraxiparine(R)                     Thrombosis              166        +3.8%
Depakine(R)                         Epilepsy               137        +5.4%
Xatral(R)                 Benign prostatic hypertrophy     103       +19.8%
Cordarone(R)                       Arrhythmia               73        -8.8%
Solian(R)                        Schizophrenia              71        +6.0%
Tildiem(R)                    Angina, hypertension          67        -6.9%
--------------------------------------------------------------------------------
Total for the top 10
products                                                 2,574       +30.4%
--------------------------------------------------------------------------------



During the first half of 2003:

- Consolidated net sales of Stilnox(R)/Ambien(R)/Myslee(R) were 627 million euros, a rise of 20.8%. In the United States, the product recorded sales of 516 million euros, up 24.0%. In Japan, consolidated net sales of Myslee(R) were 23 million euros, up 23.7%.

- Consolidated net sales of Plavix(R) totaled 612 million euros, a rise of 27.0%. Excluding sales of active ingredient and finished products to Bristol-Myers Squibb, Plavix(R) posted sales growth of 38.3%.

- Consolidated net sales of Eloxatin(R) totaled 384 million euros, an increase of 220.0%. This very strong growth reflects the continuing success of Eloxatin(R) in the United States, where it achieved sales of 213 million euros. Outside the United States, sales advanced by 43.4%.

- Consolidated net sales of Aprovel(R)were 334 million euros, up 29.5%, underlining the success of this product, especially in Europe.

- Consolidated net sales of Arixtra(R) remained low at 8 million euros, due to the current narrow range of indications. The program aimed at extending indications for Arixtra(R) is on track.


Apart from the top 10 products, the rest of the portfolio generated sales of 1,329 million euros in the first half of 2003, a decline of 7.6%. Stripping out the fall in sales of Ticlid(R) and the virtual disappearance of sales of Corotrope(R)/Primacor(R) (since the introduction of generics in the United States in May 2002), sales of the other products in the portfolio were almost unchanged (-0.4%).

Gross profit

Gross profit was 3,153 million euros, an increase of 6.0%. At 2002 exchange rates, growth in gross profit would have been 16.9%.

The gross margin rate was unchanged relative to the first half of 2002 at 80.8%, reflecting:

- Negative currency effects, in particular on royalties paid by Bristol-Myers Squibb on invoiced sales of Plavix(R) and Avapro(R) in the United States. At 2002 exchange rates, the gross margin rate would have been 81.9%, an improvement 1.1 percentage points.

- A further improvement in the product mix, due to sustained growth for the major products and in spite of the very strong rate of growth in sales of Eloxatin, on which gross margin is lower than the Group figure due to royalties paid to our alliance partner Debiopharm.


Research and development expenses

Research and development expenses increased by 5.8% to 621 million euros and represented 15.9% of consolidated net sales, the same proportion as in the first half of 2002. At 2002 exchange rates, research and development expenses would have risen by 12.9%. This increase was mainly due to major clinical trials programs covering products already on the market (Plavix(R), Aprovel(R)/Avapro(R)) and new molecules in phase III of development (rimonabant, zolpidem MR, idraparinux).

In 2003, our continuing efforts in Research and Developments were rewarded by:

- Announcement in June 2003 at the 39th annual conference of the ASCO (American Society of Clinical Oncology) of major results with Oxaliplatine (Eloxatin(R)), clearly demonstrating consistent superiority in the treatment of colorectal cancer in all settings of the disease (early stage, adjuvant treatment after surgery, metastatic settings).

- Approval in June 2003 by the US Food and Drug Administration of Uroxatral(R) in the treatment of the signs and symptoms of benign prostatic hypertrophy.

- Approval in June 2003 by the US Food and Drug Administration, and favorable opinion in July 2003 from the Committee for Proprietary Medicinal Products on approval for marketing in Europe, for Arixtra(R) in the long-term prevention of deep venous thrombosis in patients undergoing hip fracture surgery.

- Announcement in July 2003 at the 19th conference of the ISTH (International Society on Thrombosis and Haemostasis) of favorable results with Arixtra(R), demonstrating a significant reduction of the risk of deep venous thrombosis in medical patients (ARTEMIS study) and benefits in prevention of deep venous thrombosis after major abdominal surgery (PEGASUS study).

Selling and general expenses

Selling and general expenses amounted to 1,204 million euros, 2.8% lower than in the first half of 2002. At 2002 exchange rates, they would have risen by 5.1%, with marketing spend up by 6.6% and general expenses stable.

The increase in marketing resources and the sales force was concentrated in the United States to support the growth of Ambien(R) and the launch of Eloxatin(R), and to prepare for the launch of Uroxatral(R).

In Europe, sales and marketing efforts were maintained in order to provide further support for sales growth.

In Latin America, local structures were adapted to take account of the economic crisis, especially in Argentina and Brazil.

Other operating income and expenses

Other operating income and expenses relate primarily to transfers to and from our partners in respect of profit sharing arrangements under joint venture and alliance agreements on product marketing and development. The effects of these profit sharing arrangements are reflected in operating profit.

During the first half of 2003, other operating income and expenses, relating primarily to joint operations with Bristol-Myers Squibb, represented a net gain of 63 million euros, against 85 million euros for the first half of 2002. At 2002 exchange rates, this item would have shown an increase of 12.9%.

The year-on-year change reflects the following factors:

- Negative currency effect on the share of profits generated by Plavix(R) and Avapro(R) in the United States transferred by Bristol-Myers Squibb.

- A marked increase in profits transferred to Bristol-Myers Squibb as a result of the strong growth of Plavix(R) and Aprovel(R) in Europe.

In the first half of 2003, our share of the profits generated by Plavix(R) and Avapro(R) in North America, the territory managed by Bristol-Myers Squibb, came to 153 million euros, against 171 million euros in the first half of 2002. Conversely, the profits transferred to Bristol-Myers Squibb in respect of the territory managed by Sanofi~Synthelabo amounted to 83 million euros in the first half of 2003, compared with 66 million euros to end June 2002.


Operating profit

Operating profit for the first half of 2003 came to 1,391 million euros, 12.8% higher than in the first half of 2002. At 2002 exchange rates, growth in operating profit would have been 30.3%. In spite of unfavorable currency effects, the operating margin rate advanced by more than 2 percentage points to 35.6%, against 33.5% for the first half of 2002.

In geographical terms, operating profit made progress in all regions. However, the 20% fall in the US dollar against the euro held back growth in profits generated in the United States.


In millions of euros                  H1 2002       H1 2003       % change
-----------------------------------------------------------------------------
- Europe                                817           922              12.9%
-----------------------------------------------------------------------------
- United States                         807           857               6.2%
-----------------------------------------------------------------------------
- Rest of the world                     253           274               8.3%
-----------------------------------------------------------------------------
- Unallocated costs                    (644)         (662)              2.8%
-----------------------------------------------------------------------------
Total operating profit                 1,233         1,391             12.8%
-----------------------------------------------------------------------------


Europe accounted for 45% of consolidated operating profit before unallocated costs, against 44% in the first half of 2002.

The United States contributed 42% of consolidated operating profit before unallocated costs, against 43% in the first half of 2002.

Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.


Intangibles - amortization and impairment

Amortization and impairment of intangibles increased from 55 million euros in the first half of 2002 to 66 million euros in the first half of 2003, due to a full six months of amortization charges for the rights to Ambien(R) in the United States, acquired in April 2002.



Net financial income

During the first half of 2003, net financial income totaled 63 million euros, compared with 28 million euros in the first half of 2002. Despite a reduction in the Group's net cash position as a result of the share buy-back program initiated in 2002 and a fall in the rate of interest on the investment of surplus cash, net financial income showed an overall improvement due to the following factors:

- A net foreign exchange gain of 53 million euros in the first half of 2003, compared with 13 million euros in the first half of 2002.

- A charge of 20 million euros in the first half of 2003 to the provision for treasury shares allocated to stock option plans, compared with the 38 million euro charge taken in the first half of 2002.


Income before tax and exceptional items

Income before tax and exceptional items totaled 1,388 million euros, 15.1% higher than in the first half of 2002.


Income taxes

Income taxes amounted to 458 million euros, against 313 million euros in the first half of 2002. The Group's effective tax rate was abnormally low in the first half of 2002 at 25.8%, due to the write-back of provisions for taxes of some 50 million euros and to the non-taxation of the share of the Lorex joint venture profits transferred to Pharmacia in April 2002. The effective tax rate for the first half of 2003 was 33%, close to the level recorded in the second half of 2002 (32%).


Income from equity investees

The share of net income from equity investees for the first half of 2003 was 19 million euros, mainly comprising the share of 2002 profits to which Sanofi-Synthelabo is entitled via its interest in the Yves Rocher group. The treatment applied to this item is unchanged from the first half of 2002, when the amount involved was very similar.


Minority interests

Minority interests came to 2 million euros, against 83 million euros in the first half of 2002. The 2002 first-half figure mainly comprised the entitlement of Pharmacia to a share in the profits of the Lorex joint venture for the period from January 1, 2002 through April 16, 2002.


Net income and earnings per share

Consolidated net income came to 944 million euros, up 13.7% on the first half of 2002.

Consolidated net income before exceptional items and goodwill amortization amounted to 947 million euros, up 14.4%. At 2002 exchange rates, the increase would have been 27.5%.

Earnings per share before exceptional items and goodwill amortization came to
1.34 euros, against 1.13 euros for the first half of 2002, a rise of 18.6%. Excluding currency effects, the increase would have been 31.9%.
The difference between growth in net income and growth in earnings per share was mainly due to the impact of the share buy-back program initiated in 2002. The average number of shares used to calculate earnings per share for the first half of 2003 was 706.5 million, against 731.8 million for the first half of 2002.


CONSOLIDATED STATEMENT OF CASH FLOWS

Operating cash flow before changes in working capital for the first half of 2003 was 1,114 million euros, 2.5% higher than the 2002 first-half figure of 1,087 million euros. This modest rate of growth was due mainly to the inclusion in the first half of 2002 of minority interest payments to Pharmacia in operating cash flow before changes in working capital.

Working capital needs rose by 355 million euros during the period, compared with an increase of 697 million euros in the six months to June 30, 2002. The rise during the first half of 2003 was mainly due to an increase in accounts receivable and to payments made in respect of tax reassessments accepted in 2002.

Total investments amounted to 185 million euros, compared with 1,014 million euros in the six months to June 30, 2002. Acquisitions during the first half of 2002 included the buyout of 51% of the Lorex joint venture in the United States.

Proceeds from disposals of fixed assets, net of income taxes, came to 5 million euros, against 14 million euros in the first half of 2002.

Dividends paid to Sanofi-Synthelabo shareholders represented 579 million euros, compared with 473 million euros in 2002, an increase of 22.4%. The dividend per share rose by 27.2%, from 0.66 of a euro to 0.84 of a euro per share. Treasury shares are not entitled to dividends, limiting the overall amount of dividend paid.

The movement in other financing activities corresponds to the implementation of the share buy-back programs authorized by the General Meetings of May 22, 2002 and May 19, 2003, which resulted in the purchase during the period of 13,940,301 shares for a total amount of 688 million euros. These shares are netted off consolidated shareholders' equity. Disposals of shares in connection with stock option plans amounted to a total of 4 million euros.

After all these cash flows, the amount of cash and cash equivalents (defined as liquid assets, excluding treasury shares classified as short-term investments) shown in the statement of cash flows fell by 790 million euros during the first half of 2003.

CONSOLIDATED BALANCE SHEET

The balance sheet total was 8,837 million euros as of June 30, 2003, 622 million euros lower than as of December 31, 2002.

Shareholders' equity was 5,591 million euros, a drop of 444 million euros. Shares purchased under the share buy-back program and netted off shareholders' equity totaled 1,651 million euros, including 688 million euros acquired during the first half of 2003.

The main balance sheet items showing material movements relative to December 31, 2002 were:


Assets:

     >> Accounts receivable rose by 238 million euros, in line with the expansion of the Group's sales, especially in the United States.

Liabilities:

     >> Other current liabilities fell by 90 million euros, mainly as a result of the payment during the period of tax reassessments accepted in 2002.

     >> Short-term debt fell by 103 million euros, largely due to the repayment of loan installments.


The Group had a net positive net cash position of 1,967 million euros at the end of the period, against 2,672 million euros as of December 31, 2002, after taking account of 599 million euros of treasury shares held in connection with stock option plans as of June 30, 2003.



RECENT EVENTS

- As of August 31, 2003, the Group held 32.3 million shares acquired under the share buy-back programs authorized by the General Meetings of May 22, 2002 and May 19, 2003, representing 4.41% of the share capital and amounting to 1,749 million euros. These figures do not include treasury shares held in connection with stock option plans.

- In connection with the Plavix litigation in the United States, and as announced on June 20, 2003, patent "328" expiring 2014 has been withdrawn from the patent infringement action and will be delisted from the Food and Drug Administration "Orange Book". This withdrawal has no effect on product patent "265" expiring 2011, which protects clopidogrel, the active ingredient of Plavix, which we are confidently defending. As regards the action itself, fact discovery is scheduled to end on October 15, 2003, with the pre-trial order expected towards mid-2004. The trial itself will follow, on a date to be fixed by the Court.



OUTLOOK FOR 2003

The acceleration in sales growth during the first half has enabled us to upgrade our forecast for 2003 full-year sales growth, which we now expect to be in the region of 15% on a comparable basis, as opposed to our initial forecast of 12.8%.

At the same time, the second half of 2003 will see an acceleration in spending on research and development associated with ongoing clinical trials, plus a reinforcement of marketing resources, especially in the United States ahead of the launch of Uroxatral.


Even after this investment in our future, we anticipate 2003 full-year growth in earnings per share before exceptional items and goodwill amortization of close to 20% at an average annual rate of 1.10 dollars to the euro (as opposed to the 1 dollar per euro rate previously used). This equates to a 20% upward revision to the previously-announced forecast rate of growth in 2003 full-year earnings per share before exceptional items and goodwill amortization. The sensitivity of this growth rate to fluctuations in the dollar is unchanged, at 1% for a 3-cent movement.



SANOFI-SYNTHELABO PARENT COMPANY

The statement of income of the Sanofi-Synthelabo parent company for the six months ended June 30, 2003 shows income before tax and exceptional items of 883 million euros, compared with 771 million euros for the six months ended June 30, 2002.

[SANOFI~SYNTHELABO LOGO]



                        CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2003

                        CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2003

>>   CONSOLIDATED BALANCE SHEETS ........................................   2-3

>>   CONSOLIDATED STATEMENTS OF INCOME ..................................     4

>>   CONSOLIDATED STATEMENTS OF CASH FLOWS...............................     5

>>   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ....................     6

>>   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS .....................  7-14

CONSOLIDATED BALANCE SHEETS
Before appropriation of profit

-------------------------------------------------------------------------------------------------------------------------

ASSETS
                                                                                               June 30,     December 31,
(In millions of euros)                                                                             2003             2002
                                                                                  Note      (unaudited)
-------------------------------------------------------------------------------------------------------------------------
Intangible assets, net

Goodwill .......................................................................                    125              134
Other intangible assets ........................................................                  1,023            1,161
                                                                                                  1,148            1,295

Property, plant and equipment
Gross ..........................................................................                  2,097            1,989
Accumulated depreciation .......................................................                   (676)            (594)
Net ............................................................................                  1,421            1,395

Long-term investments
Investments in/advances to equity investees ....................................   C.3              126              109
Investments in/advances to non-consolidated companies ..........................                     27               27
Other long-term investments ....................................................                     97               73
-------------------------------------------------------------------------------------------------------------------------
Total fixed assets .............................................................                  2,819            2,899
-------------------------------------------------------------------------------------------------------------------------

Deferred income taxes ..........................................................                    471              484
Inventories ....................................................................                    831              823
Accounts receivable ............................................................                  1,549            1,311
Other current assets ...........................................................                    893              854
Short-term investments and deposits ............................................                  2,166            2,944
Cash ...........................................................................                    108              144
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS ...................................................................                  8,837            9,459
-------------------------------------------------------------------------------------------------------------------------
The accompanying notes on pages 7 to 14 are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
Before appropriation of profit


-------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                           June 30,     December 31,
(in millions of euros)                                                                             2003             2002
                                                                                  Note      (unaudited)
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital...................................................................                  1,465            1,465
(June 30, 2003 : 732,494,621 shares , December 31, 2002 : 732,367,507 shares)

Additional paid in capital and reserves ........................................                  3,466            2,971

Net income for the period ......................................................                    944            1,759

Cumulative translation adjustment ..............................................                   (284)            (160)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity .....................................................                  5,591            6,035
-------------------------------------------------------------------------------------------------------------------------

Minority interests .............................................................                     18               17

Long-term debt .................................................................                     59               65
Provisions and other long-term liabilities  ....................................   C.6              771              786

Deferred income taxes ..........................................................                      9               10

Accounts payable ...............................................................                    632              596
Other current liabilities ......................................................                  1,509            1,599
Short-term debt ................................................................                    248              351
-------------------------------------------------------------------------------------------------------------------------
                 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       8,837            9,459
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes on pages 7 to 14 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------------------------------------------------------
(in millions of euros, except per-share amounts)                                6 months ended   6 months ended       Year ended
                                                                                 June 30, 2003    June 30, 2002         December
                                                                      Note         (unaudited)      (unaudited)         31, 2002
---------------------------------------------------------------------------------------------------------------------------------
Net sales............................................................. C.9               3,903            3,680            7,448
Cost of goods sold ...................................................                    (750)            (706)          (1,378)
Gross profit .........................................................                   3,153            2,974            6,070
Research and development expenses ....................................                    (621)            (587)          (1,218)
Selling and general expenses .........................................                  (1,204)          (1,239)          (2,428)
Other operating income/(expense), net ................................                      63               85              190

Operating profit  .................................................... C.9               1,391            1,233            2,614
Intangibles - amortization and impairment ............................                     (66)             (55)            (129)
Financial income/(expense), net ......................................                      63               28               85
Income before tax and exceptional items ..............................                   1,388            1,206            2,570
Exceptional items ....................................................                       1                6               10
Income taxes ......................................................... C.7                (458)            (313)            (746)

Net income before income from equity investees, goodwill                                   931              899            1,834
amortization and minority interests  .................................
Income from equity investees, net ....................................                      19               18               20
Goodwill amortization ................................................                      (4)              (4)              (8)
Net income before minority interests .................................                     946              913            1,846
Minority interests ................................................... C.8                  (2)             (83)             (87)
---------------------------------------------------------------------------------------------------------------------------------
Net income............................................................                     944              830            1,759

---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding...................................             706,514,070      731,762,997      727,686,372
Earnings per share, basic and diluted (in euros)......................                    1.34             1.13             2.42
---------------------------------------------------------------------------------------------------------------------------------
Net income ...........................................................                     944              830            1,759
Exceptional items and goodwill amortization,  net of income taxes
and minority interests ...............................................                       3               (2)              (1)
Income before exceptional items and goodwill amortization,  net of
income taxes..........................................................                     947              828            1,758
---------------------------------------------------------------------------------------------------------------------------------
Earnings per share before exceptional items and goodwill
amortization, basic and diluted (in euros)............................                    1.34             1.13             2.42
---------------------------------------------------------------------------------------------------------------------------------
The accompanying notes on pages 7 to 14 are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------------
(In millions of euros)                                                                      6 months      6 months    Year ended
                                                                                               ended         ended
                                                                                            June 30,      June 30,       December
                                                                                                2003          2002
                                                                                   Note  (unaudited)   (unaudited)      31, 2002
---------------------------------------------------------------------------------------------------------------------------------
Net income......................................................................                 944           830         1,759
Minority interests  ............................................................    C.8            2            83            87
Share in undistributed earnings of equity investees ............................                 (19)          (18)          (20)
Depreciation and amortization ..................................................                 188           167           379
Gains on disposals of fixed assets, net of income taxes.........................                  (1)           (6)           (9)
Provisions, long-term deferred taxes and other..................................                   -            31            64
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before changes in working capital...........................               1,114         1,087         2,260
---------------------------------------------------------------------------------------------------------------------------------
- Dividends received from equity investees......................................                   -            10            11
- (Increase) / decrease in inventories .........................................                 (51)          (58)          (78)
- (Increase)/ decrease in accounts receivable ..................................                (223)          (41)          (18)
- Increase / (decrease) in accounts payable ....................................                  34           (38)          (77)
- Change in other operating assets and liabilities (net)........................                (115)         (570)         (422)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities (A) ..................................                 759           390         1,676
---------------------------------------------------------------------------------------------------------------------------------
Acquisitions of property, plant & equipment and intangibles.....................    C.2         (185)       (1,014)       (1,403)
Acquisitions of investments.....................................................                  (2)          (12)          (32)
Proceeds from disposals of fixed assets, net of income taxes....................                   5            14            22
Net change in loans, long-term advances and other investing cash flows..........                   1             3             4
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities (B) ......................................                (181)       (1,009)       (1,409)
---------------------------------------------------------------------------------------------------------------------------------
Issuance of shares..............................................................                   2             2             4
Capital contribution from minority shareholders.................................                   4             -             5
Dividends paid :
 - to Sanofi-Synthelabo shareholders............................................                (579)         (473)         (473)
 - to minority shareholders of subsidiaries ....................................                  (3)           (3)           (3)
Additional long-term borrowings ................................................                   -             -             1
Repayments of long-term borrowings .............................................                 (52)           (4)           (9)
Net change in short-term borrowings                                                              (45)           76            54
Acquisitions of treasury shares net of disposal.................................                (684)         (386)       (1,170)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities  (C)......................................              (1,357)         (788)       (1,591)
---------------------------------------------------------------------------------------------------------------------------------
Impact of exchange rates on cash and cash equivalents (D) ......................                 (11)           (6)          (16)
Net change in cash and cash equivalents (A) + (B) + (C) + (D)...................                (790)       (1,413)       (1,340)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period..................................    C.4        2,465         3,805         3,805
Cash and cash equivalents, end of period........................................    C.4        1,675         2,392         2,465
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes on pages 7 to 14 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
(in millions of euros, except share amounts)             Number of shares   Share     Additional      Cumulative        Total
                                                                                        paid in       translation
                                                                           capital    capital and     adjustment
                                                                                       reserves
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001..............................      732,005,084     1,464           4,321            (17)          5,768

-----------------------------------------------------------------------------------------------------------------------------------
Dividend paid out of  2001 earnings.....................                -         -            (473)             -            (473)
(0.66(euro)per share)
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares on exercise of stock options.........          362,423         1               3              -               4
-----------------------------------------------------------------------------------------------------------------------------------

Net income for year ended December 31, 2002 ............                -         -           1,759              -           1,759

-----------------------------------------------------------------------------------------------------------------------------------
Adjustments related to the Sanofi-Synthelabo merger.....                -         -              59              -              59
(note C.5.2)
-----------------------------------------------------------------------------------------------------------------------------------
Change in accounting method  (note A) ..................                -         -              24              -              24
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of shares (note C.5.3).......................                -         -            (963)             -            (963)
-----------------------------------------------------------------------------------------------------------------------------------
Movement in cumulative translation adjustment...........                -         -               -           (143)           (143)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002..............................      732,367,507     1,465           4,730           (160)          6,035
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid out of 2002 earnings ....................                -         -            (579)             -            (579)
(0.84(euro)per share)
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares on exercise of stock options.........          127,114         -               2              -               2
-----------------------------------------------------------------------------------------------------------------------------------

Net income for the 6 months ended June 30, 2003.........                -         -             944              -             944

-----------------------------------------------------------------------------------------------------------------------------------
Adjustment related to the Sanofi-Synthelabo ............                -         -               1              -               1
merger (note C.5.2)
-----------------------------------------------------------------------------------------------------------------------------------
Repurchase of shares (note C.5.3).......................                -         -            (688)             -            (688)

-----------------------------------------------------------------------------------------------------------------------------------
Movement in cumulative translation adjustment...........                -         -               -           (124)           (124)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003..................................      732,494,621     1,465           4,410           (284)          5,591
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes on pages 7 to 14 are an integral part of the consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2003


A.     BASIS OF PREPARATION

       The consolidated financial statements of Sanofi-Synthelabo and its subsidiaries (the <<Group>>) have been prepared in accordance with Rule 99-02 of the Comite de la Reglementation Comptable ("CRC") issued April 29, 1999 and effective as of January, 1 2000, and CNC recommendation 99 R 01 of March 18, 1999 on interim accounts. The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2002, except for the adoption as of January, 1 2003 of the rule CRC 2002.10 concerning the amortization and impairment of assets. This has no significant impact on the consolidated financial statements for the six months period ended June 30, 2003.

       Pursuant to the new CRC Rule 2000-06, which became effective as of January 1, 2002, the Group reviewed all its liabilities as of that date for compliance with the new rule. The impact of applying this new rule was an adjustment to shareholders' equity of 24 million euros net of income taxes.

       The consolidated financial statements for the 6 months ended June 30, 2003 should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002.


B.     ALLIANCE AGREEMENTS WITH BRISTOL-MYERS SQUIBB (BMS)

       Two of the Group's leading products were jointly developed with BMS : the anti-hypertensive agent irbesartan (Aprovel(R) / Avapro(R) / Karvea(R)) and the atherothrombosis treatment clopidogrel (Plavix(R) / Iscover(R)).

       Sanofi-Synthelabo is paid as inventor of the two molecules, a royalty based on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

       As co-developers of the products, Sanofi-Synthelabo and BMS each receive equal development royalties from their two licensees which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of Sanofi-Synthelabo; and (ii) the rest of the world (excluding Japan), under the operational management of BMS. In Japan, Sanofi-Synthelabo has granted a license to BMS and Shionogi, a Japanese pharmaceutical company.

       The products are marketed in different ways in different countries.

       Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

       Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

       In certain countries of Eastern Europe, Africa, Asia, Latin America and Middle East, the products are marketed on an exclusive basis, either by Sanofi-Synthelabo or by BMS.

       In the territory managed by Sanofi-Synthelabo, operations are recognized by the Group as follows:

(i) Co-promotion is used in most of the countries of Western Europe and Asia (excluding Japan) for both products, and in Portugal for irbesartan (Aprovel(R)/Avapro(R)/Karvea(R)). The legal entities used are partnerships ("societes en participation") or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-Synthelabo recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in "Other operating income/(expense), net".

(ii) Co-marketing is used in Germany, Italy, Spain and Greece for both products, and in Portugal for clopidogrel (Plavix(R)/Iscover(R)). Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

       In the territory managed by BMS, operations are recognized by the Group as follows:

(i) Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. Sanofi-Synthelabo does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of net income in "Other operating income/(expense), net".

(ii) Co-marketing is used in Brazil, Mexico, Argentina, Colombia and Australia. Sanofi-Synthelabo recognizes revenues and expenses generated by its own operations.

(iii) In certain other countries of Latin America, where products are marketed exclusively by Sanofi-Synthelabo, the Group recognizes revenues and expenses generated by its own operations.

       The presentation of these transactions in the Sanofi-Synthelabo financial statements, in accordance with the legal nature of the agreements, results in the inclusion of Sanofi-Synthelabo's share of the results of operations in its consolidated operating profit and consolidated income before tax and exceptional items.

C. SIGNIFICANT INFORMATION ON THE PRESENTATION OF THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

C.1.   Impact of changes in the scope of consolidation

       -     Significant changes in the six months ended June 30, 2003

       There were no significant acquisitions or divestitures in the six months ended June 30, 2003.

       -     Significant changes in 2002

       Acquisitions

       The three main acquisitions during the period were:
       o Acquisition on April 16, 2002 of the 51% interest held by Pharmacia-Searle in the Lorex Pharmaceuticals joint venture (note C.2). With effect from this date, Sanofi-Synthelabo has been entitled to 100% of this entity's profits.
       o     Acquisition on January 1, 2002 of 100% of Institut Medical
             Algerien.
       o The Group also acquired the minority interests held by third parties in two companies in India and Greece.

       The acquisitions made during the period resulted in the recognition of goodwill with a gross value of 13 million euros as of December 31, 2002.

       Divestitures

       There were no significant divestitures in the year ended December 31, 2002.

       Change in method of consolidation

       The Fujisawa Sanofi-Synthelabo (Japan) joint venture is proportionately consolidated at a rate of 51 %, in order to reflect new agreements that took effect in 2002. This entity was accounted for using the full consolidation method at a rate of 51% in the year ended December 31, 2001.

C.2.   Acquisitions of property, plant and equipment and intangible assets

       Acquisitions of property, plant and equipment and intangible assets as shown in the consolidated statement of cash flows comprise :

      -------------------------------------------------------------------------------------------------
      (in millions of euros)                              6 months            6 months      Year ended
                                                     ended June 30,     ended June 30,    December 31,
                                                               2003               2002            2002
      -------------------------------------------------------------------------------------------------
      Acquisitions of property, plant & equipment               166                212             423
      Acquisitions of intangible assets                          19                802             980
      -------------------------------------------------------------------------------------------------
      TOTAL                                                     185              1,014           1,403
      -------------------------------------------------------------------------------------------------

       Acquisitions of property, plant and equipment relate mainly to industrial facilities (chemicals and drugs manufacturing) and to research sites. The accelerated level of investment in property, plant and equipment from 2002 is related to increases in production capacity for new products.

       During the first half of 2003, acquisitions of intangible assets relate either to softwares or to pharmaceutical products.

       In 2002, they mainly comprised the purchase of Ambien rights in the United States pursuant the acquisition of the 51 % interest of Pharmacia-Searle in Lorex Pharmaceuticals and payment of the balance for the rights to Avapro in the United States.

C.3.   Investments in/advances to equity investees

       Investments in/advances to equity investees comprise:

       -------------------------------------------------------------------------
       (in millions of euros)                       June 30,       December 31,
                                                        2003               2002
       -------------------------------------------------------------------------
       Yves Rocher group........................         108                 92
       Other investments and advances...........          18                 17
       -------------------------------------------------------------------------
       TOTAL                                             126                109
       -------------------------------------------------------------------------

       Following the merger of Sanofi and Synthelabo, the Group was in dispute with its co-shareholders in the Yves Rocher Group, who rejected the registration in the name of the merged entity Sanofi-Synthelabo of the Group's shares in Financiere des Laboratoires de Cosmetologie Yves Rocher and Laboratoires de Biologie Vegetale Yves Rocher. They had previously been held by Sanofi.

       The judgement dated January 10, 2001 concluded the following :

       - Sanofi-Synthelabo rights in Financiere des Laboratoires de Cosmetologie Yves Rocher have been restored.

       - Laboratoires de Biologie Vegetale Yves Rocher were given the option to repurchase Sanofi-Synthelabo's investment in their capital. This acquisition was finalized in December 2001.

       After this sale, and based on available information, the Group owns 39.1% of the Financiere des Laboratoires de Cosmetologie Yves Rocher, the holding company, which in turn holds 51.3 % of Laboratoires de Biologie Vegetale Yves Rocher. Consequently, the Group had an indirect financial interest of 20.1% in the Yves Rocher Group.


       During the first six months of 2001, both Sanofi-Synthelabo and Financiere des Laboratoires de Cosmetologie Yves Rocher appealed separately to the highest procedural court in France ("Cour de Cassation") on these judgements. These appeals were rejected on May, 6 2003.


C.4.   Cash and cash equivalents

       Cash and cash equivalents in the consolidated statements of cash flows includes available liquid assets, including short-term investments and deposits and cash. Sanofi-Synthelabo's treasury shares are excluded from cash. As of June 30, 2003, June 30, 2002 and December 31, 2002, the Group held 599 million, 636 million and 623 million euros respectively of its issued common shares in treasury (Note C.5.3).


C.5.   Shareholder's equity

C.5.1. Share capital

       The share capital comprises 732,494,621 shares with a par value of 2 euros per share.

C.5.2. Adjustments to shareholders' equity related to the merger between Sanofi and Synthelabo

       In 2003 and 2002, shareholders' equity were adjusted due to the merger between Sanofi and Synthelabo in an amount of 1 million and 59 million euros, respectively.

       These adjustments consist of the unused portion of provisions, initially recorded in the opening balance sheet, which resulted from favourable changes in circumstances during the period.

       These adjustments are summarized as follows:

       --------------------------------------------------------------------------------------------
       (in millions of euros)                                        6 months ended     Year ended
                                                                      June 30, 2003           2002
       --------------------------------------------------------------------------------------------
       Change in provision for risks and deferred income taxes
       recorded in the opening balance sheet .......................              1             59
       --------------------------------------------------------------------------------------------
       TOTAL                                                                      1             59
       --------------------------------------------------------------------------------------------

       In 2002, the change in provisions for risks and deferred income taxes related mainly to the settlement of tax litigation, primarily in France and the United States.


C.5.3  Sanofi-Synthelabo Shares

       In 2002 and 2003, the Group proceeded with a policy of purchasing its own shares with a view to holding, selling, transferring or canceling them. The share purchase program involves up to 10% of Sanofi-Synthelabo's share capital as authorized by the Annual General Meetings of May 22, 2002 and May 19, 2003. The shares purchased are netted off shareholders' equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders' equity.

       Under this plan, the Group repurchased 13,940,301 shares in 2003 for 688 million euros. As at June 30, 2003, the Group held 30,352,096 treasury shares, representing 4.14% of capital and amounting to 1,650 million euros.

       Moreover, the Group held 13,775,213 treasury shares with a net value of 599 million euros after a charge to provision for impairment of 20 million euros in the six months to June 30, 2003 and after a charge to provision for impairment of 46 million euros in the year to December 31, 2002. These shares are included in "Short-term investments and deposits". These treasury shares represent 1.88% of the capital and are mainly allocated to employee stock option plans

C.6    Provisions and other long-term liabilities

       Provisions and other long-term liabilities as of June 30, 2003 and December 31, 2002 comprise:


-----------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)              December       Charges to    Reversals  Reversals of  Reclassifications  Effect of     June 30,
                                    31, 2002       provisions           of    provisions    in current        exchange         2003
                                                recognised in   provisions  not utilised*   liabilities          rates
                                               net income for     utilised
                                                   the period
-----------------------------------------------------------------------------------------------------------------------------------
Provisions for pensions and
other benefits...................        427               38         (21)            -             -              (10)         434

Restructuring provisions.........          8                -           -             -             -                -            8

Other provisions for risks.......        347               12         (12)          (20)            -               (8)         319

Other long-term liabilities......          4                4          (1)            -             3                -            1
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                    786               54         (34)          (20)            3              (18)          77
-----------------------------------------------------------------------------------------------------------------------------------

* Reversals mainly due to settlements of tax audits.

       The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

       Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

       An assessment of these risks has been performed with the assistance of the Group's legal advisers, and provisions have been recorded where circumstances required.

C.7    Income taxes

       The tax charge for the six months to June 30, 2003 is 458 million euros primarily related to current income taxes except for taxes on gains/losses on disposal. For the six months to June 30, 2002, the tax charge of 313 million euros was also primarily related to current income taxes except for taxes on gains/losses on disposal net gains on divestments.

       The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

---------------------------------------------------------------------------------------------------------------------------
 (as a percentage)                                                      6 months ended     6 months ended       Year ended
                                                                              June 30,           June 30,     December 31,
                                                                                  2003               2002             2002
---------------------------------------------------------------------------------------------------------------------------
Tax rate applicable in France                                                       35                 35               35
Impact of income tax at reduced rate in France                                      (3)                (4)              (4)
Lorex Pharmaceuticals                                                                -                 (3)              (1)
Other                                                                                1                 (2)              (1)
---------------------------------------------------------------------------------------------------------------------------
Effective tax rate before exceptional items and goodwill amortization               33                 26               29
---------------------------------------------------------------------------------------------------------------------------
Impact of exceptional items                                                          -                  -                -
---------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                  33                 26               29
---------------------------------------------------------------------------------------------------------------------------

       As from January, 1 2002, the Group fully consolidates Lorex Pharmaceuticals. Income before tax and exceptional items includes all of the profits and losses of this company, including the share of net income reverting to Pharmacia-Searle for the period from January 1, 2002 through April 15, 2002. As Lorex is a tax transparent entity, the "Income taxes" line includes only the portion of the tax related to the profit share attributed to the Group. This results in a 1% reduction of the effective tax rate for 2002 full year and in a 3% reduction for the first six months of 2002.

       The "Other" line includes the difference between the French tax rate and the tax rate applicable in other countries and the impact of reestimating certain of the group's tax exposures.


C.8.   Minority interests

       As of June 30, 2002 and December 31, 2002, minority interests mainly comprise the share in the net income of Lorex Pharmaceuticals reverting to Pharmacia-Searle for the period from the January, 1, through April 15, 2002.


C.9.   Segment information

       The Group operates in one significant business segment - the research and development, production and sale of pharmaceutical products.

       The Group mainly operates in three geographical segments - "Europe", "the United States" and "Other countries".

       The table below presents net sales, operating profits, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.


6 months ended June 30, 2003

--------------------------------------------------------------------------------------------------------------
                                                                                         Other   Unallocated
(in millions of euros)                 Total         Europe                USA       countries      costs (1)
--------------------------------------------------------------------------------------------------------------
Net sales                              3,903          2,320                884             699             -
Operating profit                       1,391            922                857             274          (662)
--------------------------------------------------------------------------------------------------------------
Total assets                           8,837          6,325              1,857             655             -
Including long-lived assets            2,819          1,736                954             129             -
--------------------------------------------------------------------------------------------------------------

6 months ended June 30, 2002

--------------------------------------------------------------------------------------------------------------
                                                                                         Other   Unallocated
(in millions of euros)                 Total         Europe                USA       countries      costs (1)
--------------------------------------------------------------------------------------------------------------
Net sales                              3,680          2,173                755             752             -
Operating profit                       1,233            817                807             253          (644)
--------------------------------------------------------------------------------------------------------------
Total assets                           9,433          6,907              1,823             703             -
Including long-lived assets            2,879          1,631              1,109             139             -
--------------------------------------------------------------------------------------------------------------

Year ended December 31, 2002

--------------------------------------------------------------------------------------------------------------
                                                                                         Other   Unallocated
(in millions of euros)                 Total         Europe                USA       countries      costs (1)
--------------------------------------------------------------------------------------------------------------
Net sales                              7,448          4,297              1,689           1,462             -
Operating profit                       2,614          1,633              1,781             522        (1,322)
--------------------------------------------------------------------------------------------------------------
Total assets                           9,459          6,968              1,814             677             -
Including long-lived assets            2,899          1,715              1,052             132             -
--------------------------------------------------------------------------------------------------------------

(1) Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and a part of the cost of support functions.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2003

                                          SANOFI-SYNTHELABO


                                          By:  /s/ Marie-Helene Laimay
                                               --------------------------------
                                              Name:  Marie-Helene Laimay
                                              Title: Senior Vice President and
                                                     Chief Financial Officer